Item77dnsarinsertdvif602

ITEM 77D

At a regular meeting held on March 4, 2002, the Board of Dreyfus Variable Investment Fund adopted the following non-fundamental policies:

Disciplined Stock Portfolio - to invest at least 80% of its assets in stocks

International Equity Portfolio - to invest at least 80% of its assets in stocks

International Value Portfolio - to invest at least 80% of its assets in stocks

Quality Bond Portfolio - to invest at least 80% of its assets in bonds that are
                 rated A or better at the time of purchase

Small Cap Portfolio - to invest 80% of its assets in the stocks of small-cap companies

Small Company Stock Portfolio - to invest at least 80% of its assets in the stocks of small companies

Special Value Portfolio - to invest at least 80% of its assets in stocks